March 29, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:	Exceed Talent Capital Holdings LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed February 13, 2023
File No. 024-12122

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated March 16, 2023 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of Exceed Talent Capital Holdings LLC (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

The Company’s Business, page 37

1.

We reissue comment 3. Please describe the material terms of your standard agreements to purchase TRAs and any agreements relating to the management of the royalty-generating activities. Please also file the forms of purchase agreements to purchase the TRAs for each of Series Bedtime, Series Big Havi, Series Luh Moody, Series DaylinXL, and Series Envy, and any related management agreements, as exhibits to your offering statement. Alternatively, tell us why you are not required to do so under Item 17.6(a) of Form 1-A, including whether any Series has a beneficial interest in such TRAs.

The Company has revised the Offering Statement to add descriptions of the material terms of the agreements to purchase the TRAs (“Talent Rights Purchase Agreements”) between the Managing Member and the rightsholders for each of Series Bedtime, Series Big Havi, Series Luh Moody, Series DaylinXL, and Series Envy. The Company notes to the Staff that the Talent Rights Purchase Agreement for each of Series Bedtime, Series Big Havi, Series Luh Moody, Series DaylinXL, and Series Envy are nearly identical, apart from certain terms which are particular to the TRA being acquired (i.e. the purchase price, the party names, and the song titles), which are highlighted in the descriptions of the Series Bedtime, Series Big Havi, Series Luh Moody, Series DaylinXL, and Series Envy Talent Rights Purchase Agreement added to the offering circular. As such, the Company has filed a standard “form of” Talent Rights Purchase Agreement, instead of individual “form of” agreements for each of Series Bedtime, Series Big Havi, Series Luh Moody, Series DaylinXL, and Series Envy, filed as exhibit 6.2 to the Offering Statement.

The Company further notes to the Staff that, as stated in the Company’s responses to comments #2 and #3 below, the Company’s Managing Member has elected to discontinue all its activities relating to NFTs. While the executed versions of the Series Bedtime, Series Big Havi, Series Luh Moody, Series DaylinXL, and Series Envy Talent Rights Purchase Agreements had optional provisions relating to NFT activities, the Managing Member affirms it will not undertake any NFT activities under those Talent Right Purchase Agreements. Further, the Managing Member will no longer provide any services related to NFTs as part of the Talent Rights Purchase Agreements. As such, the “form of” filed as an exhibit 6.2 does not include any terms relating to NFT activities, as that better reflects the material terms of the executed agreements and Talent Rights Purchase Agreements to be entered into with future rights owners.

2.

We note your response to comment 5 and reissue the comment. In this regard, we note that we disagree with your analysis of the first two elements of the “Howey Test” and that your analysis as to the third and fourth elements is too conclusory and does not adequately address the potential benefits of membership, the transferability of the NFTs, or the efforts of the managing member in operating the program. In responding to this comment, please address Gary Plastic Packaging Corp. v. Merill Lynch, 756 F.2d 230 (2d Cir. 1985) and LA Fan Club, Inc. Membership Program (Jun. 28, 2017).

The Company’s Managing Member has elected to discontinue all its activities relating to NFTs, and will no longer mint or release NFTs, or otherwise facilitate or engage in transactions involving NFTs. The Company has revised the Offering Statement to remove all references to NFTs, including revenues from NFTs as a potential revenue source under the TRIAs (which we now refer to as Talent Related Asset Assignment Agreements, or “TRAAAs”). As such, the Company believes that it is no longer necessary to address whether NFTs are securities.

1

Exceed Rookie Class NFTs, page 38

3.

We note your revised disclosure in response to comment 4. Please further revise to include all of the benefits conferred on Rookie Class NFT holders that are described in your TTW materials. In this regard, we note that you only reference CNDUCTR stem players, yet you list four benefits on page 10 of Exhibit 13.1. Please also revise your disclosure to describe the differences between the Exceed Rookie Class NFTs and the other NFTs to be offered by the Managing Member.

As stated in the Company’s response to comment #2 above, the Company’s Managing Member has elected to discontinue all its activities relating to NFTs, and will no longer mint or release NFTs, or otherwise facilitate or engaging in transactions involving NFTs. Due to the limited scope of the Managing Member’s NFT activities to date, and the fact that there will no longer be NFTs offered by the Managing Member, the Company has removed all mention of the Exceed Rookie Class NFTs from the Offering Statement. The Company notes that the Managing Member has also taken steps to remove all mention of NFTs from the Exceed Platform website. While the Company has taken these actions, the Company does not concede that the Rookie Class NFTs are securities as defined under Section 2(a)(1) of the Securities Act.

4.	Please tell us what rights the “Rookie Class” NFT holder has with respect to the downloaded songs and any derivations the holder may create using the CNUDCTR stem player. In this regard, we note the statement that “Users can record and download their own versions of songs straight from their NFT in Opensea, Looksrare or any other NFT marketplace.”

The Company has removed all discussion of the Rookie Class NFTs from the Offering Statement. For the reasons set forth in the Company’s response to comment #3 above, and since neither the Managing Member, the Company or its series will be facilitating or engaging in transactions involving NFTs, the Company believes that disclosure about the rights of Rookie Class NFT holders is no longer relevant to prospective investors making an investment decision in the offerings of our Series’ TalentShares.

General

5.	We note your response to comment 7 and reissue this comment. In this regard we note that we disagree with your analysis of the second element of the “Howey Test” and that your analysis as to the fourth element is too conclusory and does not adequately address how the song recordings can be exploited and by whom, in particular who will have the rights/ability to exploit the song recordings. For example, who determines whether a particular song recording is licensed for use in a broadcast?

To provide additional clarity on the rights to be held by each series, the Company has amended the terms of the TRIA to provide for a full assignment of the rights to the series initially acquired by the Managing Member. A new form of TRIA (which the Company now refers to as a Talent Related Asset Assignment Agreement, or “TRAAA”) has been filed as Exhibit 6.1 to the Offering Statement. As such, the appropriate discussion would be for the terms of the agreement pursuant to which the rights are initially acquired, we describe in the Offering Circular as the “Talent Rights Purchase Agreement”.

Beginning with the second element of the Howey test, in order to satisfy the "common enterprise" aspect of the Howey test, federal courts require that there be either "horizontal commonality" or "vertical commonality." See Revak v. SEC Realty Corp., 18 F.3d. 81, 87-88 (2d Cir. 1994) (discussing horizontal commonality as "the tying of each individual investor's fortunes to the fortunes of the other investors by the pooling of assets, usually combined with the pro-rata distribution of profits" and two variants of vertical commonality, which focus "on the relationship between the promoter and the body of investors"). An investment is often considered a common enterprise if the fortunes of investors are linked to each other or to the success of a promoter, sponsor, or other third party’s efforts.

The fourth element of the Howey test is whether an investor has a reasonable expectation of profits (or other financial returns) derived solely, or primarily, from the efforts of promoter, sponsor, or other third party. As such, the question of whether a particular investment is an “investment contract” under the second and fourth elements of the Howey test is intertwined to an extent.

In this case, the party acquiring the rights under the TRAAA is the series, and not individual investors in the series (who are purchasing securities in the form of equity interests in the series as part of the offering). While the rights acquired by the series pursuant to the TRAAA do not specifically include the right to stream, broadcast, or otherwise license the underlying works (as those rights are retained by the owner), the TRAAA does assign the series a number of other rights that empower the series, through its Managing Member acting in the capacity similar to an officer of a corporation, to be responsible for the successful exploitation of the underlying work of the talent.

2

In particular, the Talent Rights Purchase Agreement provides the Managing Member rights to exploit the talent’s works, including the following:

•	Distribution Rights. The Managing Member has the ability to determine the initial date of release for the recording, as well as to approve any changes to the distributor of the recording. The Talent Rights Purchase Agreement also sets forth a standard for the commercial release and promotion of the recordings in accordance with a release plan that is at least as widespread as the release plan for the artist’s most successful song to date. Failure to do so would be considered a breach under the Talent Rights Purchase Agreement.
•	Promotional Rights. The Managing Member has the ability to create any content that features the name, voice, likeness, image, performance or other publicity rights of artist related to the song recordings, and the Managing Member will be deemed to be the author and sole copyright owner of such content. Additionally, the Talent Rights Purchase Agreement provides that the artist must work with the Managing Member in good faith to mutually agree upon a social media activation strategy designed to amplify the success of the song recordings subject to the agreement, including a minimum number of posts that the Managing Member may request that meet certain specifications set by the Managing Member.
•	Copyright Lien. The Talent Rights Purchase Agreement also provides that the rights owner must grant and assign to the Managing Member a first priority lien, copyright mortgage and security interest in and to (i) the music exploitation rights of the owner; (ii) all revenues generated from the exploitation of those music rights at any time due and payable to the owner or artist; and (iii) all accounts holding such revenues, and the copyright in the song recording.

All of these the rights acquired by the Managing Member from the owner of the rights pursuant to the Talent Rights Purchase Agreement are transferred to the series via the TRAAA agreement.

Going back to the Howey test under the facts above, first the Managing Member is the only party entering into the Talent Rights Purchase Agreement with the owner of these rights, and those rights are then assigned to the series via the TRAAA. As such, there are no other parties apart from the series benefiting from the terms of the TRAAA to establish some form of commonality. Then, under the terms of the TRAAA, the series has the specific rights described above for the exploitation of the asset that require specific efforts and decision-making on the part of the series, to be made by the series’ Managing Member acting in the capacity similar to an officer of a corporation. In fact, certain talent is growing frustrated with the Company because of the series’ control of the distribution rights related to the song recordings, and that distribution will not occur until the Company’s offering has been qualified. As such, each series would have a reasonable expectation of profits not from the efforts of a third party, but from the efforts of the series itself.

Thank you again for the opportunity to respond to your questions to the offering statement of Exceed Talent Capital Holdings LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Anthony Martini

3